UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  Cadillac Fairview Corporation
                         (Name of Issuer)

                          Common Shares
                  (Title of Class of Securities)

                            12692920 J
                          (CUSIP Number)

                           Jane Beatty
               Ontario Teachers' Pension Plan Board
                  5650 Yonge Street, Suite 300
               North York, Ontario, Canada, M2M 4H5
                           416-730-6178
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 30, 1998
      (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12692920 J

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
      ONLY)

      Ontario Teachers' Pension Plan Board

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      An Ontario, Canada Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      15,383,133

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      15,383,133

10.   SHARED DISPOSITIVE POWER

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,383,133

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS) [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      EP

Item 1.    Security and Issuer.

      This statement relates to the Common Shares (the "Shares") of Cadillac Fairview Corporation (the "Issuer"). The address of
Issuer's principal executive offices is 20 Queen Street West 5th
Floor, Toronto, Ontario M5H 3R4.

Item 2.    Identity and Background.

      (a)-(c) This statement is being filed by the Ontario Teachers' Pension Plan Board, an Ontario, Canada corporation (the "Board"). The principal business address of the Board is 5650 Yonge Street, Suite 300, North York, Ontario, Canada, M2M 4H5. The Board administers a pension plan and manages a pension fund.

      The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of the Board, each person controlling the Board and each executive officer and director of any corporation or other person in control of the Board is set forth in Schedule A and incorporated herein by reference.

      (d)  Not Applicable.

      (e)  Not Applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

      The Board acquired beneficial ownership of 12,500,000 Shares for Cdn $200 million as a result of the 1995 reorganization of the Issuer. On December 2, 1996, the Board acquired from the Issuer rights to acquire 958,933 Shares in a rights offering. The Board exercised these rights on January 22, 1997 for Cdn $15,342,928. The Board previously reported ownership of these 13,458,933 Shares on Schedule 13G.

      The Board acquired 1,500,000 Shares on January 14, 1998.
The net amount of funds used by the Board to acquire these 1,500,000 Shares was Cdn $48,022,500 (including commissions).

      The Board acquired 50,000 Shares on June 26, 1998. The net amount of funds used by the Board to acquire these 50,000 Shares was Cdn $1,501,500 (including commissions).

      The Board acquired 374,200 Shares on June 30, 1998. The net amount of funds used by the Board to acquire these 374,200 Shares was Cdn $12,494,629 (including commissions).

      All of the funds used by the Board to acquire the 15,383,133 Shares came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board.

Item 4.  Purpose of Transaction.

      The Board acquired and continues to hold the Shares reported herein for investment purposes. The Board has entered into a Shareholders' Agreement among Blackstone (defined below), the Board and WHCF Real Estate Limited Partnership ("Whitehall", and collectively with Blackstone and the Board, the "Investors"), dated as of July 31, 1995 and as amended on August 26, 1997 (the "Shareholders' Agreement"). "Blackstone" refers to the following entities: BRE/CF Equity Acquisition L.P., Blackstone Real Estate Partners II L.P., Blackstone Real Estate Partners IV L.P., Blackstone RE Capital Partners II L.P. and Blackstone CF Equity Acquisition L.P. A copy of the Shareholders' Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Board disclaims that Blackstone, Whitehall and the Board constitute a "group" for purposes of the U.S. securities laws.

      Pursuant to the Shareholders' Agreement, the Investors have agreed to vote their Shares to elect a board of directors consisting of 13 directors, three directors to be nominated by Whitehall, two directors to be nominated by the Board and one director to be nominated by Blackstone. The right to nominate individuals to the Issuer's board of directors is dependent on the parties maintaining certain levels of Share ownership. The Board is entitled to nominate two directors as long as it continues to hold at least 10% of the Shares and it is entitled to nominate one director as long as it holds at least 3% of the Shares. If Blackstone ceases to have a nominee on the Issuer's board of directors and if at such time the Board holds at least as many Shares as Whitehall, then the Board shall be entitled to increase the number of directors which it is otherwise entitled to nominate by one. The Board's current nominees to the Issuer's board of directors are Morton Gross and Brian Muzyk. Mr. Muzyk is a Vice-President of the Board.

      The Shareholders' Agreement provides that if a vacancy in the Issuer's board of directors arises, and the vacating director was a nominee of one of the Investors, the Investor who nominated such vacating director shall be entitled to nominate an individual to be appointed by the board of directors as a director to replace such vacating director.

      The Shareholders' Agreement does not restrict a party's ability to sell, assign, transfer or otherwise dispose of its interest in the Shares, and third party transferees may, but are not required to, become parties to the Shareholders' Agreement.

      The Shareholders' Agreement continues in force until the earliest of: (i) the date upon which none of the Investors owns 5% or more of the then outstanding Shares; (ii) the date upon which the agreement is terminated in writing among each party who is at such time a holder of not less than 7% of the then outstanding Shares; (iii) the fifth anniversary of the date of the agreement; and (iv) the date upon which the agreement is terminated in writing by each of the parties thereto.

      The Board may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

      Except as set forth in this Item 4, the Board has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) At the close of business on June 30, 1998, the Board owned 15,383,133 Shares. Pursuant to information provided by the Issuer, 78,129,528 Shares were outstanding as of June 30, 1998. Based on such information, the 15,383,133 Shares beneficially owned by the Board as of the close of business on June 30, 1998 represent approximately 19.7% of the Shares outstanding. The Board has sole voting and dispositive power over all of the 15,383,133 Shares beneficially owned by it.

      Except as described herein, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A beneficially owns any Shares.

      (c) The following table describes the transactions in Shares in the past sixty days by the Board:


Date of         Number of      Price per       Where and how
Transaction     Securities     Share*          transaction effected
-----------     ----------     ---------       --------------------
6/26/98          50,000        $30.000 Cdn     All transactions
6/30/98          35,000        $33.471 Cdn     effected through
6/30/98         325,000        $33.346 Cdn     a broker on the
6/30/98          14,200        $33.420 Cdn     Toronto Stock
                                               Exchange

      Except as described above, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A effected any transactions in the Shares in the past sixty days.

      *Price per Share excludes commissions.  See Item 3.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described in Item 4, the Board has no contract, arrangement, understanding or relationship with any other person regarding the Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      1. Shareholders' Agreement dated as of July 31, 1995, as amended on August 26, 1997.

                            SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 10, 1998

                          ONTARIO TEACHERS' PENSION PLAN BOARD


                          /s/ Jane Beatty
                          -------------------------
                          Name: Jane Beatty
                          Title: Legal Counsel, Investments

                            Schedule A

Set forth below are the names and positions of all of the directors and executive officers of Ontario Teachers' Pension Plan Board, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the citizenship of each person listed below is Canadian, and the business address of each person listed below is 5650 Yonge Street, Suite 300, North York, Ontario, Canada, M2M 4H5.

Name, Citizenship and Business      Principal Employment and
Address                             Employer

C. Edward Medland                   Chair of the Board of Directors
Beauwood Investments Inc.           of Ontario Teachers' Pension
121 King Street West                Plan Board; Retired Financial
Suite 2525                          Executive
Toronto, Ontario, M5H 3T9

Jalynn Bennett                      Director of Ontario Teachers'
President                           Pension Plan Board; Strategic
Jalynn H. Bennett Associates        Planning and Organizational
247 Davenport Road                  Development Consultant
Suite 303
Toronto, Ontario, M5R 1J9

Geoffrey Clarkson                   Director of Ontario Teachers'
Ernst & Young                       Pension Plan Board; Retired
P.O. Box 251                        Audit Partner with Ernst &
Toronto-Dominion Centre             Young
Toronto, Ontario, M5K 1J7

Ann Finlayson                       Director of Ontario Teachers'
440 Markham Street                  Pension Plan Board; Journalist,
Toronto, Ontario, M6G 2L2           Speaker, Freelance Editor and
                                    Consultant

Lucy Greene                         Director of Ontario Teachers'
1736 Caughey Lane                   Pension Plan Board; Retired
Penetang, Ontario, L9M 1X4          Human Resources Executive

Robin W. Korthals                   Director of Ontario Teachers'
121 King Street West                Pension Plan Board; Retired

Suite 2525
Toronto, Ontario, M5H 3T9           Financial Executive

David Lennox                        Director of Ontario Teachers'
Ontario Public School               Pension Plan Board; Secretary
Teachers' Federation                of the Ontario Public School
5160 Orbitor Drive                  Teachers' Federation
Mississauga,
Ontario, L4W 5H2

Gary Porter                         Director of Ontario Teachers'
G. A. Porter                        Pension Plan Board; Chartered
Chartered Accountant                Accountant
820-439 University Avenue
Toronto, Ontario, M5G 1Y8

Roger Wilson                        Director of Ontario Teachers'
Fasken Campbell Godfrey             Pension Plan Board; Attorney
Toronto-Dominion Bank Tower
Box 20
Toronto-Dominion Centre
Toronto, Ontario, M5K 1N6

Claude R. Lamoureux                 President and Chief Executive
                                    Officer

Robert Bertram                      Senior Vice-President,
                                    Investments

Allan Reesor                        Senior Vice-President, Client
                                    and Information Services

John Brennan                        Vice-President, Human Resources
                                    & Public Affairs

Andrew Jones                        Vice-President, Finance

Peter Maher                         Vice-President, Internal Audit

Roger Barton                        Vice-President, General Counsel
                                    & Secretary

Rosemarie McClean                   Vice-President, Client Services

Russ Bruch                          Vice-President, Investments MIS

Morgan McCague                      Vice-President, Quantitative
                                    Investments

Neil Petroff                        Vice-President, Core
                                    International and Fixed Income

Heather Hunter                      Vice-President, Equities

Michael Lay                         Vice-President, Merchant
                                    Banking

Brian Muzyk                         Vice-President, Real Estate

Leo de Bever                        Vice-President, Research &
                                    Economics

Exhibit                   Description
Number
-----------------------------------------------------------------


1. Shareholders' Agreement dated as of July 31, 1995, as amended on August 26, 1997.

                                                          Exhibit 1



                     SHAREHOLDERS' AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 31st day of July, 1995.
A M O N G:

BRE/CF EQUITY ACQUISITION L.P.,
BLACKSTONE REAL ESTATE
PARTNERS II L.P., BLACKSTONE REAL
ESTATE PARTNERS IV L.P., and
BLACKSTONE RE CAPITAL PARTNERS II L.P.,
limited partnerships constituted under the laws of the State of Delaware, and BLACKSTONE CF EQUITY ACQUISITION L.P., a limited partnership constituted under the laws of the Cayman Islands, (collectively hereinafter referred to as "Blackstone"),

                                               OF THE FIRST PART,

                              - and -

ONTARIO TEACHERS' PENSION PLAN BOARD, a corporation continued under the Teachers' Pension Act (Ontario),

(hereinafter referred to as "Teachers"),

                                              OF THE SECOND PART,

                              - and -

WHCF REAL ESTATE LIMITED PARTNERSHIP, a limited partnership constituted under the laws of the State of Delaware (hereinafter referred to as "Whitehall"),

                                               OF THE THIRD PART.


           WHEREAS the authorized capital of the Corporation (as defined below) consists of an unlimited number of Common Shares;

           AND WHEREAS, immediately following the implementation of the Cadillac Fairview Plan (as defined below), the issued capital of the Corporation will consist of 61,458,495 Common
Shares;

           AND WHEREAS Blackstone, Teachers and Whitehall upon the implementation of the Cadillac Fairview Plan, will be the registered and beneficial owners of Common Shares as set out beside their respective names on the signature pages hereof and, in the case of Blackstone, additional Common Shares to be acquired in respect of debt held by it;

           AND WHEREAS in accordance with the Cadillac Fairview Plan the parties wish to establish their respective rights and obligations in respect of the composition of the Board of Directors and certain other matters on the terms and conditions hereinafter set forth;

           NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), it is hereby agreed as follows:


                            ARTICLE I

                          INTERPRETATION

1.1   Definitions

           Where used in this Agreement and the recitals hereto, unless there is something in the context or the subject matter inconsistent therewith, the following terms shall have the following meanings, respectively:

      (a) "Act" means the Business Corporations Act (Ontario), as amended from time to time;

      (b) "Affiliate" of a Person means another Person which directly or indirectly controls, is controlled by or is under common control with, such Person; and, in the case of limited partnerships, if the general partner of a limited partnership is the same as, is controlled by or is under common control with the general partner of another limited partnership, the limited partnerships shall be deemed to be Affiliates;

      (c) "Board of Directors" means the board of directors of the Corporation;

      (d) "Business Day" shall mean a day on which banks are required to be open for business in Toronto, Ontario and New York, New York but does not include a Saturday, Sunday or statutory holiday in Toronto, Ontario;

      (e) "Cadillac Fairview Plan" means the amended and restated plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada) and the Act of Cadillac Fairview Inc. and the other companies named therein, as filed in the Ontario Court of Justice (General Division) February 8, 1995, as amended March 20, 1995, April 18, 1995, April 20, 1995, June 28, 1995 and July 20, 1995
           as sanctioned by the Ontario Court of Justice (General Division) by order dated May 17, 1995 and as amended thereafter in accordance with its terms,

      (f) "Common Shares" means common shares in the capital of the Corporation;

      (g) "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and "controlling" and "controlled" shall have meanings correlative thereto; and, in the case of a limited partnership, it shall be deemed to be controlled by its general partner;

      (h) "Corporation" means Cadillac Fairview Corporation, a corporation incorporated under the laws of the Province of Ontario or any successor thereof;

      (i) "First Elected Term" has the meaning ascribed thereto in section 3.4;

      (j) "First Meeting" means the first meeting or written resolution of shareholders of the Corporation at or pursuant to which directors are elected to the Board of Directors as provided for in section 3.1 to replace the first directors of the Corporation or, if the Board Of Directors provided for in section 3.1 is constituted by filling vacancies resulting from the resignation of each of the first directors and the appointment in their place of directors in accordance with section 3.1, the meeting or written resolution of directors at or pursuant to which such directors are appointed to replace the first directors;

      (k) "Independent Director" means an individual nominated for election to the Board of Directors pursuant to section 3.1(e) or appointed to fill a vacancy in the Board of Directors pursuant to section 3.2, provided that such individual is not disqualified from acting under applicable law and is qualified under the Corporation's by-laws and is acceptable to Blackstone, Teachers and Whitehall, each acting reasonably, and is:

           (A) qualified by skill, knowledge and experience to serve as a director of a real estate company; and

           (B) free from any:

                (i)  material personal direct or indirect
                     ownership interest in; and

                (ii) direct or indirect business or other
                     relationship (including, without limitation, any employment relationship, but excluding any business dealings which are not material or which occurred more than three years before) with;

                any of:

                     (1)  the Corporation;

                     (2)  any shareholder of the Corporation
                          holding more than (x) 1% of the Common
                          Shares or (y) if each of Blackstone,
                          Teachers and Whitehall consents in
                          writing, 3% of the Common Shares (and
                          any such interest or relationship shall
                          be fully disclosed in writing to each
                          of the Corporation, Teachers,
                          Blackstone and Whitehall at the time of
                          the nomination of any such nominee); or

                     (3)  any Affiliate or associate (as defined
                          in the Act) of the Corporation or of
                          any shareholder referred to in clause
                          (2) above;

      (l) "National Exchange" means a national securities exchange (which may include NASDAQ) in Canada or the United States;

      (m) "Person" includes an individual, a firm, a corporation, a syndicate, a partnership, a limited partnership, a trust, an association, a joint venture, an incorporated organization, a government, a governmental authority or any other entity;

      (n) "Public Offering" means the offering or sale of Common Shares of the Corporation pursuant to a prospectus in Canada or a registration statement effective under the United States Securities Act of 1933, as amended, in the United States or the listing of Common Shares on a National Exchange:

      (o) "Shareholders" means, collectively, Blackstone, Teachers, Whitehall and any other Person who shall acquire an interest in the Common Shares currently held by a Shareholder and who agrees in writing or is deemed hereunder to be bound by the terms and conditions of this Agreement pursuant to section 4.2 or 4.3 so long as such Person continues to have an interest in Common Shares; and "Shareholder" means any one of the Shareholders for the time being;

      (p) "Subordinated Debt Steering Committee" means the steering committee representing, in connection with the Cadillac Fairview Plan, the holders of the debentures designated as "Series A Subordinated Debentures Due 2012" and as "Series B Subordinated Debentures Due 2012", issued by Cadillac Fairview Inc. pursuant to a trust indenture dated October 31,1987 between Cadillac Fairview Inc. and The Royal Trust Company and maturing October 31, 2012; and

      (q) "Syndicated Creditors" means those Syndicated Creditors (as such term is defined in the Cadillac Fairview Plan) who did not have claims against Cadillac Fairview Inc. or the other companies named in the Cadillac Fairview Plan in other creditor classes and who will receive Common Shares of the Corporation in respect of their syndicated debt claims under the Cadillac Fairview Plan (other than Blackstone, Teachers and Whitehall).

1.2   Gender/Numbers

           Words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.3   Headings

           The Article and section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

1.4   Proper Law

           This Agreement and all documents ancillary hereto shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably agrees to attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to this Agreement.

1.5   Business Days

           If any act is required hereunder to be done, any notice is required hereunder to be given or any period of time is to expire hereunder on any day that is not a Business Day, such act shall be required to be done or notice shall be required to be given or time shall expire on the next succeeding Business Day.

1.6   Reclassification of Shares

           The provisions of this Agreement shall apply, mutatis mutandis, to any shares or securities of any nature into which the Common Shares or any of them may be converted, exchanged, reclassified, redivided, redesignated, subdivided or consolidated, to any shares or securities of any nature that are received by a Shareholder as a stock dividend or distribution payable in shares, securities, warrants, rights or options of any nature of the Corporation, to any shares, securities, warrants, rights or options of any nature of the Corporation or any successor, continuing company or corporation of the Corporation that may be received by a Shareholder on a reorganization, amalgamation, arrangement, consolidation or merger, statutory or otherwise, and to any shares, securities, warrants, rights or options hereafter issued or allotted by the Corporation to a Shareholder, all of which shares, securities, warrants, rights or options shall be deemed to be Common Shares for all purposes of this Agreement.


                               5
[


1.7   Blackstone to Act as a Single Person

           Each of BRE/CF Equity Acquisition L.P., Blackstone Real Estate Partners II L.P., Blackstone Real Estate Partners IV L.P., Blackstone RE Capital Partners II L.P. and Blackstone CF Equity Acquisition L.P. hereby acknowledges that they are under common control. Each of them hereby appoints BREA as its sole and exclusive agent, attorney and representative for all matters relating to or arising under this Agreement and agrees that BREA may act on its behalf in respect of all matters arising hereunder and that all other parties hereto and the Corporation shall be entitled to rely on all acts, matters, documents, proxies, agreements and instruments of BREA as conclusively binding on each of the entities constituting Blackstone with respect thereto. Blackstone may appoint a successor agent to replace BREA by written notice to the other parties. BREA hereby agrees to act as agent for and on behalf of each of the entities constituting Blackstone.


                            ARTICLE II

                  REPRESENTATIONS AND WARRANTIES

2.1   Representations and Warranties

           Each party hereto hereby represents and warrants to each of the other parties as follows and acknowledges that such other parties are relying upon such representations and warranties in connection with the entering into of this
Agreement:


      (a) the party has all necessary power and authority to enter into this Agreement and perform its obligations hereunder;

      (b) all necessary action has been taken by the party to authorize the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder, and this Agreement has been duly executed and delivered by the party and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with its terms; and

      (c) neither the execution and delivery of this Agreement by the party nor the performance by it of its obligations hereunder will conflict with or result in the violation of any of the terms and provisions of the constating documents or by-laws of the party or of any agreement, obligation, contract, commitment, law or regulation to which it is a party or by which it is bound.


                            ARTICLE III

               BOARD OF DIRECTORS OF THE CORPORATION

3.1   Nomination of Directors

           At all times while this Agreement is in effect, the Shareholders shall vote their Common Shares and use their reasonable efforts to cause the following to occur:

      (a) the Board of Directors shall consist of nine (9) directors;

      (b) subject to sections 3.4 and 3.5, for so long as Whitehall is a Shareholder, Whitehall shall be entitled to nominate for election to the Board of Directors from time to time three (3) directors (who need not be "resident Canadians" within the meaning of the Act);

      (c) subject to sections 3.4 and 3.5, for so long as Teachers is a Shareholder, Teachers shall be entitled to nominate for election to the Board of Directors from time to time two (2) directors;

      (d) subject to sections 3.4 and 3.5, for so long as Blackstone is a Shareholder, Blackstone shall be entitled to nominate for election to the Board of Directors from time to time one (1) director (who need not be a "resident Canadian" within the meaning of the
           Act);

      (e) at the First Meeting, the Subordinated Debt Steering Committee and the Syndicated Creditors shall each be entitled to nominate for election to the Board of Directors one (1) director, who shall in each case be an Independent Director. The Shareholders shall be entitled to rely on Bruce Karsh and The Toronto-Dominion Bank to identify the Independent Directors nominated by the Subordinated Debt Steering Committee and the Syndicated Creditors, respectively. The parties agree to the appointment of Russell S. Bernard and Robert E. Bellamy as Independent Directors;

      (f) the chief executive officer of the Corporation from time to time shall be nominated by the Board of Directors and elected a director of the Corporation (and, for greater certainty, shall not be one of the nominees referred to in sections 3.1(b), (c), (d) or
           (e) above); and

      (g) subject to applicable law, any director designated hereunder, shall be removed from the Board of Directors, whether or not for cause, at the written request of the Person or Persons who previously designated such director; and

      (h) subject to applicable law, the parties will not vote their Common Shares to remove any director appointed pursuant to this Agreement except for cause.

3.2   Filling of Vacancies

(a) If a vacancy in the Board of Directors arises, and the vacating director was a nominee of one of the Shareholders referred to in sections 3.1(b), (c) or (d), the Shareholder who nominated such vacating director shall be entitled to nominate an individual to be appointed by the Board of Directors as a director to replace such vacating director, subject to and in accordance with the provisions of section 3.1.

(b) If a vacancy in the Board of Directors arises, and the vacating director was an Independent Director appointed pursuant to section 3.1(e) or a successor thereof, the Board of Directors shall appoint a director to replace such vacating director, who shall be an Independent Director. Notwithstanding the preceding sentence if, during the First Elected Term, there is a vacancy created by the resignation of an Independent Director, such resigning director may nominate an Independent Director or, in the event of the death or disability of an Independent Director, the other Independent Director may nominate an Independent Director and, in either such case, such nominee shall be appointed to till the vacancy if he or she is acceptable to each of Whitehall, Blackstone and Teachers, acting reasonably.

(c) The parties agree to use their reasonable efforts (including by exercising voting rights) to cause any such vacancy to be filled in accordance with this section 3.2 as soon as practicable after it arises and to use their reasonable efforts to cause any director nominated by them to vote to fill the vacancies in such manner, provided that nothing herein shall in any way be interpreted to cause any director to fail to fulfill his fiduciary duties to the Corporation.

3.3   Initial Nominees

           The initial nominees of Blackstone; Teachers and Whitehall shall be:

            Name                  Nominee of
            ----                  ----------
            Thomas Saylak         Blackstone

            Morton Gross          Teachers
            Brian Muzyk           Teachers

            Daniel Neidich        Whitehall
            Ralph Rosenberg       Whitehall
            John P. Curtin        Whitehall

3.4   First Elected Term

      (a) As soon as possible after the execution of this Agreement, the First Meeting shall be held at which directors of the Corporation shall be elected in accordance with the provisions of section 3.1. The directors to be elected at the First Meeting shall be elected for a term (the "First Elected
Term") expiring on July 31, 1998.

      (b) If the Corporation proposes to effect a Public Offering prior to July 31, 1998 and if the underwriters, in good faith, advise the Corporation and the Shareholders that the then current composition of the Board of Directors will likely have a material adverse effect on the pricing or number of the Common Shares to be sold pursuant to the Public Offering, then the Shareholders will consider, in good faith, altering the composition of the Board of Directors and modifying the terms of this Agreement in a manner consistent with the recommendations of the underwriters as well as the intent of this Agreement. The implementation will be conditional upon completion of the Public Offering. Nothing in this paragraph 3.4(b) shall impose any obligations or liabilities on the parties or shall result in any fiduciary duties being imposed or implied; this paragraph is intended merely to reflect an understanding that the parties will consider the implications of this Agreement on the likely success of an underwriting.

      (c) Following the expiry of the First Elected Term, directors of the Corporation shall be elected in accordance with the provisions of section 3.1 to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

3.5   Reduction of Nomination Rights

      (a) If prior to July 31, 1998, any of Whitehall, Teachers or Blackstone, together with its Affiliates, ceases to hold at least 3% of the Common Shares outstanding as of the date hereof, then it shall cease to be entitled to nominate any directors.

      (b) If, after July 31, 1998, any of Whitehall, Teachers or
Blackstone ceases to hold the percentage of Common Shares referred to below, then its rights to nominate directors pursuant to section 3.1 of to fill vacancies pursuant to section 3.2 shall be modified as follows:

          (i) if Whitehall together with its Affiliates continues to hold at least 15% of the Common
                Shares outstanding as of the date hereof, then it shall continue to be entitled to nominate three
                (3) directors;

          (ii) if either of Whitehall or Teachers together with their respective Affiliates continues to hold at least 10% of the Common Shares outstanding as of the date hereof, then, subject to clause (i) in the case of Whitehall, it shall continue to be entitled to nominate two (2) directors;

          (iii) if any Shareholder together with its Affiliates continues to hold at least 3% of the Common Shares outstanding as of the date hereof, then subject to clauses (i) and (ii) in the case of Whitehall or Teachers, it shall continue to be entitled to nominate one (1) director; and

          (iv) if any Shareholder together with its Affiliates shall cease to hold at least 3% of the Common
                Shares outstanding as of the date hereof, then it shall cease to be entitled to nominate any directors.

      (c) if any Shareholder ceases to be entitled to nominate that number of directors which it has nominated to the Board of Directors and who continue to act as directors, then, at the request of any of Blackstone, Teachers or Whitehall, such Shareholder shall cause one or more of its nominees to resign from the Board of Directors so that the number of remaining nominees is equal to its entitlement. If a Shareholder fails to cause such resignation within 21 days of such request, then the Shareholders shall vote their Common Shares to cause the removal of such nominee or nominees. Subject to paragraph 3.5(d), any vacancy created by the resignation or removal of a director pursuant to this section 3.5 shall be filled with an Independent Director nominated by the Board of Directors.

      (d) If Blackstone ceases to have a nominee on the Board of Directors as a result of the provisions in paragraphs 3.5(a) or 3.5(b)(iv) and if at such time Teachers and its Affiliates hold at least as many Common Shares as Whitehall and its Affiliates, then Teachers shall be entitled to increase the number of directors which it is otherwise entitled to nominate by one (1).

      (e) The provisions of this section 3.5 shall override any provisions of sections 3.1, 3.2 and 3.6 to the contrary.

3.6   Exercise of Votes

           Each of the Shareholders agrees that it will at all times during the term of this Agreement: (i) exercise any and all voting rights attaching to the Common Shares owned by it and to otherwise exercise its influence and to do or cause to be done all such other acts, matters and things as may from time to time be necessary or conducive to the carrying out of the terms and intent of this Agreement, including, without limitation but subject to section 3.5, voting for the election to the Board of Directors of the nominees nominated in accordance with section
3.1 and for the terms specified in section 3.4; (ii) take no action (including by nominating any person that would prevent the election of non-resident Canadians as contemplated by sections 3.1(b) and (d)) which would constitute a contravention of any of the terms and provisions hereof; and (iii) take no action during the First Elected Term to change the articles or by-laws of the Corporation in a manner which would result in the Corporation no longer being required to nominate and elect two Independent Directors.


                            ARTICLE IV

                    TRANSFERS OF COMMON SHARES

4.1   No Restrictions

           Subject to sections 4.2 and 4.3, nothing in this Agreement shall restrict a Shareholder in its ability to sell, assign, transfer or otherwise dispose of its interest in any Common Shares; provided that this in no way limits any Shareholder's obligations under applicable securities law.

4.2   Affiliate Transferees Bound

           As a condition to any sale, assignment, transfer or other disposition by a Shareholder of its interest in any Common Shares to an Affiliate (the "Affiliate Transferee"), the Affiliate Transferee shall agree in writing to be bound, and shall be deemed to be bound, by the terms and conditions of this Agreement. In the event that a Shareholder who has a right to nominate directors pursuant to section 3.1 transfers all of its interest in the Common Shares held by it to an Affiliate Transferee, the Affiliate Transferee shall thereafter be deemed to have such right to nominate directors pursuant to section 3.1 and shall be entitled to exercise such right as if such right were originally granted to the Affiliate Transferee hereunder.

4.3   Third Party Transferees May Be Bound

      (a) A Shareholder (the "Transferor") may, subject to paragraph (b), but shall not be obliged to, require, as a condition to any sale, assignment, transfer or other disposition by it of its interest in any Common Shares to a third party (the "Third Party Transferee"), that the Third Party Transferee agree in writing to be bound by the terms and conditions of this Agreement. Upon the execution by a Third Party Transferee of an agreement to be bound by the terms and conditions hereof, the Third Party Transferee shall be bound by this Agreement and shall be deemed to be a Shareholder for the purposes hereof; provided that, notwithstanding any other provision hereof, a Third Party Transferee of Common Shares from a Transferor who has a right to nominate directors pursuant to Article III shall not be entitled to such right as the transferee of such Common Shares unless the assignment of such right to the Third Party Transferee is specifically provided by the Transferor to the Third Party Transferee in writing and is consented to by each Shareholder who is at such time the holder of not less than 7% of the then outstanding Common Shares.

      (b) If any Transferee enters into an agreement with a Transferor pursuant to which the Transferee agrees to vote any or all of the Common Shares transferred to it in favour of the nominees of the Transferor to the Board of Directors, then the Transferor shall require the Third Party Transferee to agree in writing with or in favour of the remaining parties hereto to be bound by the terms and conditions of this Agreement, provided that the Transferee need only agree to be bound by this Agreement until July 31, 1998.


                            ARTICLE V

               NO AMENDMENT TO ARTICLES OR BY-LAWS

5.1   No Amendments to Articles or By-laws

           The parties agree that unless and until a Public Offering is completed, they shall use their reasonable efforts to ensure that no amendment shall be made to the articles or by-laws of the Corporation that would impose any share transfer restrictions that would (if not removed) prevent listing of the Common Shares (or of any warrants to purchase Common Shares) on at least one National Exchange or that would otherwise be inconsistent with the provisions or intent of this Agreement.


                            ARTICLE VI

                        PRE-EMPTIVE RIGHT

6.1   Pre-emptive Right

      (a) If the Corporation proposes to issue any securities of the Corporation to any one or more of Blackstone, Whitehall or Teachers (any one or more of whom are referred to in this section as the "Purchaser") other than pursuant to a Public Offering, the Shareholders shall use their reasonable best efforts to make such securities available on a pro rata basis to Blackstone, Whitehall or Teachers, as the case may be, on the same terms and conditions.

      (b) If the Corporation does not offer such securities to each of Blackstone, Whitehall and Teachers on a pro rata basis, then any Purchaser shall offer to sell a portion of any securities acquired by it to those of Blackstone, Whitehall or Teachers who have not had the opportunity to purchase their pro rata share of such securities from the Corporation (the "Offerees") so that after such sale each of the Offerees that wishes to acquire such securities shall have had the opportunity to purchase its pro rata share of the securities issued by the Corporation either directly from the Corporation or failing availability from the Corporation, from the Purchaser. Any offer to sell by a Purchaser shall be on the same terms and conditions as the Purchaser acquired such offered securities from the Corporation and shall be open for acceptance for at least 21 days, provided that if the offer is made at least 10 days before the securities are issued, then the offer will expire on the date of issuance thereof or such later date as may be specified by the Purchaser in the offer. The offer can be made prior to the issuance of the securities by the Corporation or, in any event, within 10 days thereafter. To the extent possible, the Purchaser shall sell, transfer and assign to any purchasing Offeree all of the rights associated with the securities so purchased including, without limitation, any registration rights associated with such securities. Notwithstanding anything contained herein, no party shall be obligated to sell any securities to any other party if such sale would result in a material tax liability to the seller or the Shareholders or impose any liability or obligation whatsoever on the seller; for the purposes of this paragraph, materiality shall be determined having regard for the fact that the seller of the securities will obtain no benefit whatsoever from the sale of the securities and is effecting such transaction solely as an accommodation to the other parties.

      (c) For the purposes of this section 6.1, the pro rata share of any party of any distribution will be determined by reference to the number of Common shares held by it and its Affiliates at the date of such offering.

                           ARTICLE VII

                             GENERAL

7.1   Term and Termination

           This Agreement shall come into force and effect as at and from the date hereof and shall continue in force until the earliest of:

      (a) the date upon which none of Blackstone, Teachers or Whitehall owns 5% or more of the then outstanding
           Common Shares of the Corporation;

      (b) the date upon which this Agreement is terminated by written agreement among each Shareholder who is at such time the holder of not less than 7% of the then outstanding Common Shares;

      (c)  the fifth anniversary of the date of this Agreement;
           and

      (d) the date upon which this Agreement is terminated by written agreement among each of the parties hereto.

7.2   Notice

           Any demand, notice or other document required or permitted to be given hereunder shall be in writing and shall be given by delivery or by telecopy to the respective parties as follows:

(a)   if to Blackstone:

      c/o BREA L.L.C.
      118 North Bedford Rd., Suite 300
      Mount Kisco, NY
      10549

      Attention:     Thomas J.  Saylak
      Telecopier:    (914) 241-3786

(b)   if to Teachers:
      Ontario Teachers' Pension Plan Board
      5650 Yonge Street
      North York, Ontario
      M2M 4H5

      Attention:     Brian Muzyk
      Telecopier:    (416) 730-5374

(c)   if to Whitehall:

      WHCF Real Estate Limited Partnership
      c/o Goldman, Sachs & Co.
      85 Broad Street
      New York, NY
      10004

      Attention:     Ralph Rosenberg
      Telecopier:    (212) 902-3000

Any such demand, notice or other document, if delivered personally, shall be deemed to have been received by and given on the date of delivery (provided that such day is a Business Day and, if not on the next following Business Day) and, if sent by telecopier, shall be deemed to have been received by and given on the date sent (provided that it is sent prior to 2:00 p.m. (local time of the recipient) on a Business Day and, if not, on the next following Business Day). Any party may at any time give notice to the other parties of any change of address in accordance with the foregoing provisions hereof.

7.3   Entire Agreement

           This Agreement sets forth the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other agreements between all of the parties hereto in connection with the subject matter hereof except as specifically set forth herein.

7.4   Amendment

           No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all of the parties hereto. Any amendment to paragraphs 3.1(e), 3.1(h), 3.2(b) or 3.6
(iii) shall not be effective unless approved in writing by the Independent Directors.

7.5   Waiver

           No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provision, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

7.6   Benefit of the Agreement

           This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No Shareholder shall assign the rights or benefits under this Agreement without the prior written consent of the other Shareholders except as specifically provided for herein.

7.7   Counterparts

           This Agreement may be executed in any number of counterparts by any one or more of the parties to be bound hereby. Each executed counterpart shall be deemed to be an original and such counterparts shall together constitute one and the same agreement.

7.8   Severability

           The invalidity or unenforceability of any provision or part of any provision of this Agreement shall not affect the validity or enforceability of any other provision or part thereof, and any such invalid or unenforceable provision or part thereof shall be deemed to be separate, severable and distinct, and no provision or part thereof shall be deemed dependent upon any other provision or part thereof unless expressly provided for herein.

7.9   No Partnership

           Nothing contained in this Agreement shall be deemed in any way or for any purpose to constitute any party a partner or agent or legal representative of any other party in the conduct of any business or otherwise, or a member of a joint venture or joint enterprise with any other party, or to create any fiduciary relationship among them, except as provided in section 1.7.

           IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Number of Shares                BRE/CF EQUITY ACQUISITION L.P.
Held on the date hereof

4,455,689                       by_______________________________


                                BLACKSTONE REAL ESTATE
                                   PARTNERS II L.P.


126,500                         by_______________________________


                                BLACKSTONE REAL ESTATE
                                   PARTNERS IV L.P.


37,950                          by_______________________________


                                BLACKSTONE RE CAPITAL PARTNERS
                                   II L.P.

23,909                          by_______________________________


                                BLACKSTONE CF EQUITY
                                   ACQUISITION L.P.


1,605,952                       by_______________________________


                                ONTARIO TEACHERS' PENSION PLAN
                                   BOARD


12,500,000                      by_______________________________


                                WHCF REAL ESTATE LIMITED
                                   PARTNERSHIP
                                   by its General Partner,
                                   Whitehall Street Real Estate
                                   Limited Partnership V


13,735,471                      by_______________________________


                                by its General Partner,
                                WH Advisors, L.P. V


                                by_______________________________


                                by its General Partner,
                                WH Advisors, Inc. V


                                by_______________________________


           BREA L.L.C. hereby accepts its appointment as agent pursuant to section 1.7.

                                BREA L.L.C.


                                by_______________________________

               AMENDMENT TO SHAREHOLDERS' AGREEMENT

 MEMORANDUM OF AGREEMENT made as of the 26th day of August, 1997.

B E T W E E N:

BRE/CF EQUITY ACQUISITION L.P.,
BLACKSTONE REAL ESTATE
PARTNERS II L.P., BLACKSTONE REAL
ESTATE PARTNERS IV L.P., and
BLACKSTONE RE CAPITAL PARTNERS II L.P.,
limited partnerships constituted under the laws of the Stare of Delaware, and BLACKSTONE CF EQUITY
ACQUISITION L.P., a limited partnership
constituted under the laws of the Cayman Islands,

(collectively hereinafter referred to as "Blackstone"),

                                               OF THE FIRST PART,

                             - and -

ONTARIO TEACHERS' PENSION PLAN BOARD,
a corporation continued under
the Teachers' Pension Act (Ontario),

(hereinafter referred to as "Teachers"),

                                              OF THE SECOND PART,

                             - and -

WHCF REAL ESTATE LIMITED PARTNERSHIP,
a limited partnership constituted under
the laws of the State of Delaware

(hereinafter referred to as "Whitehall"),

                                               OF THE THIRD PART.

           WHEREAS the parties entered into a shareholders' agreement dated as of July 31, 1995 (the "Shareholders'
Agreement") relating to Cadillac Fairview Corporation (the
"Corporation") and their respective interests therein as shareholders;

           AND WHEREAS the Corporation is proposing to make a Public Offering of its Common Shares pursuant to a prospectus which will be filed with securities commissions in Canada and possibly with the Securities and Exchange Commission in the United States;

           AND WHEREAS the parties wish to amend the Shareholders' Agreement, which amendment will be effective upon the earlier of (i) the issuance of Common Shares of the Corporation to the public pursuant to the prospectus offering or
(ii) immediately prior to a shareholders' meeting at which the amendments to the Corporation's articles and by-laws described in paragraph 2 hereof are to be considered;

           NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), it is hereby agreed as follows:

1. Interpretation. Where used herein, unless there is something in the context or the subject matter inconsistent therewith, the terms and words which are defined in the Shareholders' Agreement shall have the same meanings in this agreement.

2. Amendment to the Corporation's Articles and By-Laws. At any meeting called by the Board of Directors of the Corporation for such purpose, the parties shall vote their Common Shares in favour of amendments to the articles and by-laws of the Corporation which will provide for the following:

      (a) the Corporation shall have a minimum of seven and a maximum of 13 Directors;

      (b) an amendment to delete parts (1) and (2) of section 10 of the Corporation's articles;

      (c) an amendment to the Corporation's by-laws to delete paragraph 20 of By-law No. 1 and the definitions of "First Meeting", "Independent Director", "Nominators" and "Plan"; and

      (d) to amend By-law No. 1 of the Corporation to provide that directors shall be elected for a term of one year or until their successors are elected or appointed.

The covenant in this section is intended to benefit the Corporation and may be specifically enforced by the Corporation.

3.   Independent Directors. Paragraph 3.1(e) of the Shareholders'
Agreement shall be deleted and the following shall be substituted therefor:

      "(e) At the first meeting of shareholders after the date of this agreement, the Board of Directors shall be entitled to nominate not less than seven directors who are, in the opinion of the Board of Directors, independent of Blackstone, Teachers and

           Whitehall, and any Affiliate or associate thereof.
           Such directors may include Russel S. Bernard and Robert E. Bellamy and shall include Bruce Duncan."

4. Vacancies. Paragraph 3.2(b) of the Shareholders' Agreement is deleted and the following is substituted therefor;

      "(b) if a vacancy in the Board of Directors arises and the vacating director was appointed pursuant to section 3.1(e) or any successor of such a director, the Board of Directors shall appoint a director to replace such vacating director."

5.   Deletion of Portions of Shareholders' Agreement. Sections
3.1(a), 3.4, 3.6(iii), 5.1 and 6.1 of the Shareholders' Agreement are hereby deleted.

6. Balance of Shareholders' Agreement. In all other respects, the Shareholders' Agreement shall remain in full force and effect unamended.

7. Counterparts. This Agreement may be executed in counterpart and when each of the parties has executed and delivered a counterpart to the Corporation shall constitute a binding agreement.

           IN WITNESS WHEREOF the parties hereto have executed this amending agreement.

                                BRE/CF EQUITY ACQUISITION L.P.


                                by_______________________________



                                BLACKSTONE REAL ESTATE
                                   PARTNERS II L.P.


                                by_______________________________



                                BLACKSTONE REAL ESTATE
                                   PARTNERS IV L.P.


                                by_______________________________



                                BLACKSTONE RE CAPITAL
                                   PARTNERS II L.P.

                                by_______________________________



                                BLACKSTONE CF EQUITY
                                   ACQUISITION L.P.


                                by_______________________________



                                ONTARIO TEACHERS' PENSION PLAN
                                   BOARD


                                by_______________________________



                                WHCF REAL ESTATE LIMITED
                                   PARTNERSHIP
                                   by its General Partner,
                                   Whitehall Street Real Estate
                                   Limited Partnership V


                                by_______________________________



                                by its General Partner,
                                WH Advisors, L.P. V


                                by_______________________________



                                by its General Partner,
                                WH Advisors, Inc. V


                                by_______________________________




Pursuant to section 7.4 of the Shareholders' Agreement, the undersigned, being the Independent Directors of the Corporation, hereby consent to the amendment of the Shareholders' Agreement in the manner described above and to the corresponding amendments to the Corporation's articles and by-laws.



____________________________         ____________________________
Russel S. Bernard                    Robert E. Bellamy